UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2009

Commission File Number: 000-53082

SPRING CREEK ACQUISITION CORP.
(Translation of registrant’s name into English)

10F, Room#1005, Fortune Int’l Building
No. 17, North Daliushu Road
Haidian District, Beijing 100081
People’s Republic of China

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                    No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________.

IMPORTANT NOTICES

Spring Creek Acquisition Corp. (“Spring Creek”) and its directors and executive officers may be deemed to be participants in the solicitation of proxies for the special meeting of Spring Creek’s shareholders to be held to approve the proposed acquisition discussed in the section titled “Entry Into a Material Definitive Agreement” in the form 6-K filed by Spring Creek with the Securities and Exchange Commission on February 9, 2009.

Spring Creek’s officers and directors have no rights to any liquidation distribution Spring Creek makes with respect to the ordinary shares sold in its initial public offering (“IPO”). Therefore, their equity holding will have no value if Spring Creek does not acquire a target business within thirty months of the IPO as required by Spring Creek’s Memorandum and Articles of Association, unless an extension to such time is approved by its shareholders. Shareholders of Spring Creek and other interested persons are advised to read Spring Creek’s proxy statement, when available, in connection with Spring Creek’s solicitation of proxies for the special meeting because this proxy statement will contain important information.

The final proxy statement will be mailed to shareholders as of a record date to be established for voting on the proposed acquisition. Shareholders will also be able to obtain a copy of the final proxy statement without charge from Spring Creek. The final proxy statement, once available, may also be obtained without charge at the U.S. Securities and Exchange Commission’s internet site at www.sec.gov.

This Report of Foreign Private Issuer, including the exhibits contained herein, contains forward-looking statements that involve substantial risks and uncertainties. Other than statements of historical facts, all statements included in this report regarding AutoChina Group Inc (“Target,” and together with its subsidiaries and affiliated entities, “AutoChina”) or Spring Creek’s (together with AutoChina, the “acquisition parties”) strategy, future operations, future financial position, prospects, plans and objectives of management, as well as statements, other than statements of historical facts, regarding AutoChina’s industry, are forward-looking statements. The words “anticipate,” “believe,” “estimate,” “expect,” “intend,” “may,” “plan,” “predict,” “project,” “will,” “would” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. The acquisition parties may not actually achieve the plans, intentions or expectations disclosed in the forward-looking statements, and investors should not place undue reliance on the forward-looking statements. Actual results or events could differ materially from the plans, intentions and expectations disclosed in the forward-looking statements made by the acquisition parties. Important factors that could cause actual results or events to differ materially from the forward-looking statements, include among others: the number and percentage of Spring Creek public shareholders voting against the acquisition; changing principles of generally accepted accounting principles; outcomes of government reviews, inquiries, investigations and related litigation; compliance with government regulations; legislation or regulatory environments, requirements or changes adversely affecting the automobile business in China; fluctuations in customer demand; management of rapid growth; changes in government policy; the fluctuations in sales of consumer and commercial vehicles in China; China’s overall economic conditions and local market economic conditions; Target’s ability to expand through strategic acquisitions and establishment of new locations; and geopolitical events.

Further, the forward-looking statements do not reflect the potential impact of any future acquisitions, mergers, dispositions, joint ventures, collaborations or investments made by the acquisition parties. Neither Spring Creek nor AutoChina assumes any obligation to update any forward looking statements.

Explanatory Note

In a Report on Form 6-K dated February 9, 2009 (the “Initial Form 6-K”), Spring Creek Acquisition Corp., a company incorporated in the Cayman Islands (“Spring Creek”), announced that a Share Exchange Agreement (the “Agreement”) was entered into by and among Spring Creek, AutoChina Group Inc., a company incorporated in the Cayman Islands (“Target”), Honest Best Int’l Ltd., a company incorporated in the British Virgin Islands, and sole shareholder of Target, Yong Hui Li, Yan Wang and certain subsidiaries and affiliated entities of Target named therein (collectively, and together with Target “AutoChina”).

Spring Creek is filing this Report on Form 6-K to provide its shareholders with additional information about the target company, AutoChina, by including as an exhibit a final proxy statement relating to the extraordinary general meeting of the shareholders of Spring Creek to be held on March 26, 2009.  At that meeting, Spring Creek’s shareholders will be asked to, among other things, vote on the proposed transaction with AutoChina.

Where to Find Additional Information

Spring Creek is a foreign private issuer. As such, the proxy statement and other proxy materials with respect to the proposed acquisition will not be subject to preliminary review and comment by the Securities and Exchange Commission (the “SEC”). The proxy statement with respect to the proposed acquisition will contain risk factor disclosure alerting its shareholders to the fact that its proxy materials have not been reviewed by the SEC and may not have all of the material disclosures required to be included under the SEC’s rules. It is, however, the intent of Spring Creek to provide to its shareholders proxy materials with respect to the proposed acquisition that meet the form and content requirements of Schedule 14A of the Securities Exchange Act of 1934, as amended.

Shareholders are urged to carefully read the final proxy statement and any other relevant documents filed with the SEC when they become available, because they will contain important information about Spring Creek and the proposed acquisition. Copies of the final proxy statement and other documents filed by Spring Creek will be available at the website maintained by the SEC at www.sec.gov. Copies of such filings can also be obtained, without charge, by directing a request to Spring Creek Acquisition Corp., c/o Advantage Proxy, 24925 13th Place South, Des Moines, Washington 98198, Attn: Karen Smith, telephone number: 206- 870-8565.

Exhibits

Exhibit No	Description
99.1	Final Proxy Statement

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: March 11, 2009

SPRING CREEK ACQUISITION CORP.

By:	/s/ William Tsu-Cheng Yu
Name: William Tsu-Cheng Yu
Title: Chief Financial Officer